SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

Sphere 3D Corporation

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

84841L100

(CUSIP Number)

Jennifer M. Pulick

Chief Compliance Officer and General Counsel

Cyrus Capital Partners, L.P.

399 Park Avenue, 39th Floor

New York, New York 10022

(212) 380-5821

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

(Continued on the following pages)

(Page 1 of 16 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D

CUSIP No. 84841L100	Page 2 of 16

1.	Names of reporting persons Cyrus Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,960,634[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,960,634[1]
11.	Aggregate amount beneficially owned by each reporting person 8,960,634[1]
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 25.6%[1]
14.	Type of reporting person PN

[1]	Includes (i) 1,333,333 Common Shares issuable upon conversion of US$10,000,000 in principal amount of the New Debenture at a Conversion Price of US$7.50 per share, (ii) 135,975 Common Shares issuable upon exercise of the Warrants, (iii) 1,117,647 Common Shares issuable upon conversion of US$9,500,000 in principal amount of the New Debenture at a Conversion Price of US$8.50 per share, and (iv) 300,000 Common Shares issuable upon exercise of the 2015 Warrants.

13D

CUSIP No. 84841L100	Page 3 of 16

1.	Names of reporting persons Crescent 1, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 383,865[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 383,865[1]
11.	Aggregate amount beneficially owned by each reporting person 383,865[1]
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 1.1%[1]
14.	Type of reporting person PN

[1]	Includes 209,824 Common Shares issuable upon conversion of US$1,783,500.20 in principal amount of the New Debenture at a Conversion Price of US$8.50 per share.

13D

CUSIP No. 84841L100	Page 4 of 16

1.	Names of reporting persons CRS Master Fund, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 339,340[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 339,340[1]
11.	Aggregate amount beneficially owned by each reporting person 339,340[1]
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 1.0%[1]
14.	Type of reporting person PN

[1]	Includes 187,882 Common Shares issuable upon conversion of US$1,597,000.60 in principal amount of the New Debenture at a Conversion Price of US$8.50 per share.

13D

CUSIP No. 84841L100	Page 5 of 16

1.	Names of reporting persons Cyrus Opportunities Master Fund II, Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Island
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,105,355[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,105,355[1]
11.	Aggregate amount beneficially owned by each reporting person 1,105,355[1]
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 3.2%[1]
14.	Type of reporting person CO

[1]	Includes 632,000 Common Shares issuable upon conversion of US$5,371,997.98 in principal amount of the New Debenture at a Conversion Price of US$8.50 per share.

13D

CUSIP No. 84841L100	Page 6 of 16

1.	Names of reporting persons Cyrus Select Opportunities Master Fund, Ltd.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 164,368[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 164,368[1]
11.	Aggregate amount beneficially owned by each reporting person 164,368[1]
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 0.5%[1]
14.	Type of reporting person CO

[1]	Includes 87,941 Common Shares issuable upon conversion of US$747,501.22 in principal amount of the New Debenture at a Conversion Price of US$8.50 per share.

13D

CUSIP No. 84841L100	Page 7 of 16

1.	Names of reporting persons Cyrus Capital Partners GP, L.L.C.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,960,634[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,960,634[1]
11.	Aggregate amount beneficially owned by each reporting person 8,960,634[1]
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 25.6%[1]
14.	Type of reporting person OO

[1]	Includes (i) 1,333,333 Common Shares issuable upon conversion of US$10,000,000 in principal amount of the New Debenture at a Conversion Price of US$7.50 per share, (ii) 135,975 Common Shares issuable upon exercise of the Warrants, (iii) 1,117,647 Common Shares issuable upon conversion of US$9,500,000 in principal amount of the New Debenture at a Conversion Price of US$8.50 per share, and (iv) 300,000 Common Shares issuable upon exercise of the 2015 Warrants.

13D

CUSIP No. 84841L100	Page 8 of 16

1.	Names of reporting persons Cyrus Capital Advisors, L.L.C.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 723,205[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 723,205[1]
11.	Aggregate amount beneficially owned by each reporting person 723,205[1]
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 2.1%[1]
14.	Type of reporting person OO

[1]	Includes (i) 397,706 Common Shares issuable upon conversion of US$3,380,500.80 in principal amount of the New Debenture at a Conversion Price of US$8.50 per share and (ii) 135,975 Common Shares issuable upon exercise of the Warrants.

13D

CUSIP No. 84841L100	Page 9 of 16

1.	Names of reporting persons FBC Holdings S.à r.l.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Luxembourg
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 6,967,706[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 6,967,706[1]
11.	Aggregate amount beneficially owned by each reporting person 6,967,706[1]
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 19.9%
14.	Type of reporting person CO

[1]	Includes (i) 1,333,333 Common Shares issuable upon conversion of US$10,000,000 in principal amount of the New Debenture at a Conversion Price of US$7.50 per share, (ii) 135,975 Common Shares issuable upon exercise of the Warrants, and (iii) 300,000 Common Shares issuable upon exercise of the 2015 Warrants.

13D

CUSIP No. 84841L100	Page 10 of 16

1.	Names of reporting persons Stephen C. Freidheim
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,960,634[1]
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,960,634[1]
11.	Aggregate amount beneficially owned by each reporting person 8,960,634[1]
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 25.6%[1]
14.	Type of reporting person IN

[1]	Includes (i) 1,333,333 Common Shares issuable upon conversion of US$10,000,000 in principal amount of the New Debenture at a Conversion Price of US$7.50 per share, (ii) 135,975 Common Shares issuable upon exercise of the Warrants , (iii) 1,117,647 Common Shares issuable upon conversion of US$9,500,000 in principal amount of the New Debenture at a Conversion Price of US$8.50 per share, and (iv) 300,000 Common Shares issuable upon exercise of the 2015 Warrants.

13D

CUSIP No. 84841L100	Page 11 of 16

ITEM 1.	Security and Issuer

This constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D relating to the shares of Common Stock of Sphere 3D Corporation (the “Issuer” or “Sphere 3D”) filed with the SEC on December 11, 2014 (as so amended, the “Schedule 13D”) by Cyrus Capital Partners, L.P., a Delaware limited partnership (“Cyrus Capital”), Crescent 1, L.P., a Delaware limited partnership (“CRES”), CRS Master Fund, L.P., a Cayman Islands exempted limited partnership (“CRS”), Cyrus Opportunities Master Fund II, Ltd., a Cayman Islands exempted limited company (“CMFll”), Cyrus Select Opportunities Master Fund, Ltd., a Cayman Islands exempted limited company (“CSOM”), Cyrus Capital Partners GP, L.L.C., a Delaware limited liability company (“Cyrus GP”), Cyrus Capital Advisors, L.L.C., a Delaware limited liability company (“Cyrus Advisors”), FBC Holdings S.à r.l., a Luxembourg private limited liability company (“FBC”) and Mr. Stephen C. Freidheim (each of Cyrus Capital, CRES, CRS, CMFll, CSOM, Cyrus GP, Cyrus Advisors, FBC and Mr. Freidheim, a “Reporting Person” and collectively the “Reporting Persons”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Only those items amended are reported herein. Capitalized terms used in this Amendment No. 1 without being defined herein have the respective meanings given to them in the Schedule 13D.

ITEM 3.	Source and Amount of Funds or Other Consideration

As further discussed in Item 4 below, FBC has acquired an aggregate of (i) 157,872 Common Shares of Sphere 3D and (ii) Warrants (collectively, the “2015 Warrants”) to acquire an additional 300,000 Common Shares. FBC acquired these securities as follows:

(a) On February 19, 2015, FBC was issued warrants to acquire up to 100,000 Common Shares from Sphere 3D in connection with a $1 million increase in funding by FBC under the Revolving Credit Agreement (as defined below). These warrants expire on February 19, 2018. Each whole warrant may be exercised to acquire one Common Share at an exercise price of $4.50.

(b) On March 6, 2015, FBC was issued warrants to acquire up to 100,000 Common Shares from Sphere 3D in connection with a $1 million increase in funding by FBC under the Revolving Credit Agreement . These warrants expire on March 19, 2018. Each whole warrant may be exercised to acquire one Common Share at an exercise price of $7.21.

(c) On March 20, 2015, FBC was issued warrants to acquire up to 100,000 Common Shares from Sphere 3D in connection with a $1 million increase in funding by FBC under the Revolving Credit Agreement. These warrants expire on March 20, 2018. Each whole warrant may be exercised to acquire one Common Share at an exercise price of $5.02.

(d) On June 30, 2014, FBC was issued 157,872 Common Shares in lieu of $773,588.59 interest due and payable to FBC by Sphere 3D. Each of such Common Shares was issued at a price of $4.90 per share.

ITEM 4.	Purpose of Transaction

(a) On February 19, 2015, FBC was issued warrants to acquire up to 100,000 Common Shares from Sphere 3D in connection with a $1 million increase in funding by FBC under the Revolving Credit Agreement . These warrants expire on February 19, 2018. Each whole warrant may be exercised to acquire one Common Share at an exercise price of $4.50.

(b) On March 6, 2015, FBC was issued warrants to acquire up to 100,000 Common Shares from Sphere 3D in connection with a $1 million increase in funding by FBC under the Revolving Credit Agreement. These warrants expire on March 6, 2018. Each whole warrant may be exercised to acquire one Common Share at an exercise price of $7.21.

(c) On March 20, 2015, FBC was issued warrants to acquire up to 100,000 Common Shares from Sphere 3D in connection with a $1 million increase in funding by FBC under the Revolving Credit Agreement. These warrants expire on March 20, 2018. Each whole warrant may be exercised to acquire one Common Share at an exercise price of $5.02.

(d) On June 30, 2014, FBC was issued 157,872 Common Shares in lieu of $773,588.59 interest due and payable to FBC by Sphere 3D. Each of such Common Shares was issued at a price of $4.90 per share.

In December 2014, Sphere 3D entered into a revolving credit agreement with FBC providing a revolving credit facility of $2 million to Sphere 3D, which could be increased at the discretion of FBC to $5.0 million (the “Revolving Credit Facility”). The Revolving Credit Facility matures in January 2016 and contains customary covenants, including covenants that limit or restrict the Sphere 3D’s and its subsidiaries’ ability to incur liens and indebtedness, make certain types of payments, merge or consolidate, and make dispositions of assets. To date, Sphere 3D has received $5.0 million under the Revolving Credit Facility. On July 10, 2015, the Revolving Credit Facility was amended pursuant to which Sphere 3D may borrow up to $10,000,000 at the discretion of FBC and pursuant to the terms and conditions set out therein.

13D

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The Reporting Persons expect to independently evaluate on an ongoing basis Sphere 3D’s financial condition and prospects and their interest in, and intentions with respect to, Sphere 3D and their investment in the securities of, Sphere 3D, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, Sphere 3D’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Sphere 3D’s securities in particular, as well as other developments and other investment opportunities. Each of the Reporting Persons reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. Each of the Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of Sphere 3D including Common Shares, dispose of all or a portion of the securities of Sphere 3D, including the Common Shares, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to Sphere 3D’s securities. In addition, the Reporting Persons may engage in discussions with management of Sphere 3D, members of the board of directors of Sphere 3D, shareholders of Sphere 3D, industry analysts, existing or potential strategic partners or competitors, investment and finance professionals, sources of credit, other investors and other relevant parties concerning the operations, management, composition of Sphere 3D’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of Sphere 3D including the possibility of proposing one of more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving Sphere 3D and other third parties.

Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The information set forth in Item 6 of this Schedule 13D is hereby incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 34,553,895 Common Shares outstanding at December 31, 2014 as disclosed in Sphere 3D’s Form 40-F, Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as filed with the Securities and Exchange Commission on March 31, 2015 plus the 157,872 Common Shares which were issued to FBC on June 30, 2015 as reported herein.

(c) Except for the transactions described in Item 4 above, there have been no transactions with respect to the securities of Sphere 3D during the sixty days prior to the date of this Schedule 13D by the Reporting Persons, or to their knowledge, by any executive officer or director of the Reporting Persons.

(d) No other person is known by any Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities of Sphere 3D beneficially owned by any Reporting Person.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The Reporting Persons expect to independently evaluate on an ongoing basis Sphere 3D’s financial condition and prospects and their interest in, and intentions with respect to, Sphere 3D and their investment in the securities of, Sphere 3D, which review may be based on various factors, including whether various strategic transactions have occurred or may occur, Sphere 3D’s business and financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for Sphere 3D’s securities in particular, as well as other developments and other investment opportunities. Each of the Reporting Persons reserves the right to change its intentions and develop plans or proposals at any time, as it deems appropriate. Each of the Reporting Persons may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, acquire additional securities of Sphere 3D including Common Shares, dispose of all or a portion of the securities of Sphere 3D, including the Common Shares, that the Reporting Persons now own or may hereafter acquire, and/or enter into derivative transactions with institutional counterparties with respect to Sphere 3D’s securities. In addition, the Reporting Persons may engage in discussions

13D

CUSIP No. 84841L100	Page 13 of 16

with management of Sphere 3D, members of the board of directors of Sphere 3D, shareholders of Sphere 3D, industry analysts, existing or potential strategic partners or competitors, investment and finance professionals, sources of credit, other investors and other relevant parties concerning the operations, management, composition of Sphere 3D’s board of directors and management, ownership, capital structure, balance sheet management, strategy and future plans of Sphere 3D including the possibility of proposing one of more acquisitions, business combinations, mergers, asset sales, asset purchases or other similar transactions involving Sphere 3D and other third parties.

The Reporting Persons may be deemed to be a “group” pursuant to Section 13(d)(3) of the Act. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons or any of their respective affiliates are the beneficial owners of any Common Stock beneficially owned by any of the Reporting Persons for purposes of Section 13(d) of the Act, the rules promulgated thereunder or for any other purpose.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

13D

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ITEM 7.	Material to be Filed as Exhibits

99.2	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (incorporated by reference to Schedule 13D as filed with the Securities and Exchange Commission on December 11, 2014)

13D

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 3rd day of August, 2015.

CYRUS CAPITAL PARTNERS, L.P.
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CRESCENT 1, L.P.
By:	Cyrus Capital Advisors, L.L.C., its general partner
By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CRS MASTER FUND, L.P.
By:	Cyrus Capital Advisors, L.L.C., its general partner
By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CYRUS OPPORTUNITIES MASTER FUND II, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS SELECT OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Authorized signatory

CYRUS CAPITAL PARTNERS GP, L.L.C.

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

CYRUS CAPITAL ADVISORS, L.L.C.
By:	Cyrus Capital Partners GP, L.L.C., its managing member

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

13D

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FBC HOLDINGS S.á r.l.
By:	Cyrus Capital Partners, L.P., as investment manager of the shareholders
By:	Cyrus Capital Partners GP, L.L.C., its general partner

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim
Title:	Manager

By:	/s/ Stephen C. Freidheim
Name:	Stephen C. Freidheim, individually